UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One) [ ] Form 10-K and Form  10-KSB[ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB[ ]  Form N-SAR

                         For Period Ended: June 30, 2000

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________________


  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________




                                     PART 1
                             REGISTRANT INFORMATION


     Full Name of Registrant:       Price Net USA, Inc.

     Former Name if Applicable:     MNS Eagle Equity Group II, Inc.

     Commission File No. 0-31319

     Address of Principal Executive Office (Street and Number):

           2575 McCabe Way

     City, State and Zip Code:   Irvine, CA 92614



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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant's statement or other exhibit required by Rule
     12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Registrant was unable to file the Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000 without unreasonable effort or expense due to the delay of our Independent Auditor completing the Review of the Financial Statements.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Allen Kimble                 949                225-6200
             (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X]  Yes [ ] No

If so, attach an explanation of the anticipated change, both narrative and quantitative, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Results of Operations for the Three Months Ended June 30, 2000 Compared to Three Months Ended June 30, 1999

Revenue
Revenue decreased to $701,579 for the three months ended June 30, 2000 from $1,078,268 for the comparable period in 1999 as a result of the significant reorganization and restructuring of our operation and customer base stemming from the termination of our Company President. The three months ended June 30 1999 included a very aggressive mall site sales campaign. Of the $701,579 revenue for the three months ended June 30, 2000, $466,279 represents independent mall site and merchandise sales and the remainder represents long-distance phone service revenue of $235,300.



Cost of Sales

Cost of sales consists primarily of the costs of commissions paid to our network of independent sales representatives. Cost of sales decreased to $526,013 for the three months ended June 30, 2000 from $1,047,474 for the comparable period in 1999. This $521 thousand decrease was primarily attributable to our decrease in sales volume. Cost of sales for the three months ended June 30, 2000 represented 75% of the sales revenue as compared to 97% of the sales revenue for the three months ended June 30, 1999 which generated an overall better gross profit margin for the later period even though there was a decline in sales. We expect the overall dollar cost of sales to increase in future periods to the extent that our sales volume increases but not as a percentage of revenue.

Operating Expenses
Selling, General and Administrative. Selling, general and administrative expenses consist of advertising and promotional expenditures, payroll and related expenses for executive and administrative personnel, facilities expenses, professional and consulting services expenses, travel and other general corporate expenses. Selling, general and administrative expenses increased to $1.9 million for the three months ended June 30, 2000 from $705 thousand for the comparable period in 1999. Two significant non-cash transactions totaling $747 thousand occurred during the three months ended June 30, 2000 as compared to the similar period, which contributed to the increased costs. They include the amortization of the goodwill associated with the NCN Communication acquisition for $308 thousand and the write down of inventory items that totaled $439 thousand. Overall operating expenses are expected to decrease as a percentage of revenue during future periods because our sales of mall sites and merchandise are based on e-commerce, which allows increases in the volume of purchases without having to incrementally add overhead. We expect selling, general and administrative expenses to increase in absolute dollars as we continue to pursue advertising and marketing efforts, expand our locations worldwide, expand our staff and incur additional costs related to the growth of our business and being a public company.

Net Loss

We incurred a net loss of $(1,774,799) for the three months ended June 30, 2000 as compared to $(675) thousand for the comparable period in 1999. Net loss for the three months ended June 30, 2000 was primarily affected by the non-cash transactions mentioned above.



                               Price Net USA, Inc.
                               -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 15, 2000                   By: /s/ Allen Kimble
                                             -----------------------------------
                                                 Allen Kimble
                                                 Chief Financial Officer